SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors’ Meeting held on February 7, 2017

1. Date, Time and Place: On February 7, 2017, at 10 a.m., in Gafisa S.A. headquarter (“Company”), located at Av. das Nações Unidas 8,501, 19th floor, in the City of São Paulo, State of São Paulo.

2. Call Notice and Attendance: Present all members of the Company’s Board of Directors, instatement and approval quorum having been verified.

3. Presiding Board: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The members of the Board of Directors attending the meeting, unanimously and with no restrictions, decided to:

4.1.  Register the end of services with no proper cause of Mr. Luiz Carlos Siciliano and Mr. Octavio Marques Flores to the positions of Chief Executive Officers, to which they were elected on the Board of Directors meeting held on May 5, 2014. The Board of Directors hereby registers a thanking to Mr. Luiz and Mr. Octavio for the services rendered to the Company up to the present date, granting them success in the future endeavors.

4.2. Therefore, due to the deliberation above and pursuant to the meeting og the Board of Directors held on Mary 5, 2014, the Executive Board will have the following members, for a term of office up to May 4, 2017: (i) as Chief Executive Officer – Sandro Rogério da Silva Gamba, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 24.885.811-7 SSP/SP, and enrolled with CPF/MF under No. 153.803.238-47; (ii) as Chief Executive Financial Officer and Investor Relations Officer – André Bergstein, Brazilian, married, electrical engineer, bearer of the Identity Card (RG) No. 04.368.099 SSP/SP, and enrolled with the CPF/MF under No. 010.995.487-48; and (iii) as Chief Executive Operational Officer – Katia Varalla Levy, Brazilian, married, civil engineer, bearer of the Identity Card (RG) No. 22.251.966-6 SSP/SP, and enrolled with CPF/MF under No. 173.200.058-16; all of them with offices located at the City of São Paulo, State of São Paulo, Avenida das Nações Unidas 8.501, 19th floor. The remaining positions as officers of the Company shall remain unattended, to be determined in the future.

4.3. Also due to the deliberation above, to register the destitution of Mr. Luiz Carlos Siciliano and Mr. Octavio Marques Flores to their office in the Company’s Investment Executive Committee, which shall remain comprised by the following members, up to the end of the term of office on May 4, 2018: (i) Sandro Rogério da Silva Gamba; (ii) André Bergstein; (iii) Katia Varalla Levy, all qualified above.

4.4. Also due to the deliberation above, to register the destitution of Mr. Luiz Carlos Siciliano and Mr. Norival Zanata Junior to their office in the Company’s Ethics Executive Committee, and to elect Mr. Emmanoel Soares, Brazilian, married, accountant, bearer of the Identity Card (RG) No. 28.858.997-X SSP/SP, and enrolled with CPF/MF under No. 267.759.508-70, with offices located at the headquarter of the Company, to be a member of this Committee, for the term of office to expire on May 4, 2018. Therefore, the Ethics Executive Committee shall be comprised by the following members, up to the end of the term of office on May 4, 2018: (i) Sandro Rogério da Silva Gamba; (ii) André Bergstein; (iii) Emmanoel Soares, all qualified above; and (iv) Adriana Farhat, Brazilian, single, business administrator, bearer of the Identity Card (RG) No. 32.981.507-6 SSP/SP, and enrolled with CPF/MF under No. 302.152.538-50.

4.5. Finally, due to the deliberations above and pursuant to the meetings of the Board of Directors of the Company held on May 5, 2016, September 15, 2016 and September 26, 2016, the composition of the Company’s assistance committees will be as follows:

(i)                 Audit Committee: Francisco Vidal Luna, as President, José Écio Pereira da Costa Júnior and Odair Garcia Senra;

(ii)               Compensation Committee: Cláudio José Carvalho de Andrade, as President, Guilherme Affonso Ferreira and Rodolpho Amboss;

(iii)             Nomination and Corporate Governance Committee: Cláudio José Carvalho de Andrade, as President, Guilherme Affonso Ferreira and Rodolpho Amboss;

(iv)             Investment Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, André Bergstein and Katia Varalla Levy;

(v)               Finance Executive Committee: André Bergstein, as Coordinator, Sandro Rogério da Silva Gamba and Gustavo Henrique Paganoto Moscatelli; and

(vi)             Ethics Executive Committee: Sandro Rogério da Silva Gamba, as Coordinator, André Bergstein, Adriana Farhat and Emmanoel Soares.

Closing: With no further matters to be discussed, these minutes were prepared, approved and signed by all members of the Board of Directors. Signatures: Presiding Board: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary); Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I hereby certify that this is a true copy of the minutes drawn on the respective corporate book.

Renata de Carvalho Fidale

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 7, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer